Exhibit 99.3

NANO DIMENSION LTD.
PROXY
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints, Mr. Yoav Stern, Chief Executive Officer and Chairman of the Board, and Ms. Yael Sandler, Chief Financial Officer, and each of them, as agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Nano Dimension Ltd. (the “Company”) which the undersigned is entitled to vote at the Special General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company at 2 Ilan Ramon, Ness Ziona 7403635, Israel, on December 13, 2022, at 16:00 p.m., Israel time, and at any adjournments or postponements thereof, upon the following matter, which is more fully described in the Notice of special General Meeting of Shareholders and Proxy Statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

NANO DIMENSTION LTD.
SPECIAL GENERAL MEETING OF SHAREHOLDERS

Date of Meeting: December 13, 2022

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.       To increase the Company’s registered share capital and to cancel its nominal value per share and to amend and restate the Company’s Amended and Restated Articles of Association to reflect the same.

☐ FOR	☐ AGAINST	☐ ABSTAIN

2.       To approve an update to the form of the Company’s Indemnification Agreement with its directors and officers and to amend the Company’s Amended and Restated Articles of Association to reflect the same.

☐ FOR	☐ AGAINST	☐ ABSTAIN

2a.     Do you confirm that you are a controlling shareholder of the Company and/or have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 2?*

*if you indicate YES for this item 2a, YOUR SHARES WILL NOT BE COUNTED for vote on Proposal No. 2.

☐  YES I am/We are controlling shareholder of the Company and/or have a personal interest in Proposal No. 2.

3.       To approve amended and restated Series B Warrants in consideration of an additional investment by Mr. Yoav Stern, the Company’s Chief Executive Officer and Chairman of the Board.

☐ FOR	☐ AGAINST	☐ ABSTAIN

3a.     Do you confirm that you are a controlling shareholder of the Company and/or have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 3?*

*if you indicate YES for this item 3a, YOUR SHARES WILL NOT BE COUNTED for vote on Proposal No. 3.

☐  YES I am/We are controlling shareholder of the Company and/or have a personal interest in Proposal No. 3.

A “controlling shareholder” is any shareholder that can direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company; in the context of a transaction with an interested party, a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company, is also presumed to be a controlling shareholder. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

“Personal interest” is defined under the Israeli Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

NAME	SIGNATURE	DATE November 7, 2022

NAME	SIGNATURE	DATE November 7, 2022

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.